EXHIBIT 99.1

AB Volvo Announces Share Repurchase

GOTEBORG, Sweden, Nov. 2, 2004 (PRIMEZONE) -- Further to the decision taken by AB Volvo's Board of Directors on June 17, 2004, regarding repurchase of own shares, AB Volvo has, on Monday November 1, acquired 250,000 series B shares. The shares were traded between SEK 269.50 and 272.50 with an average price of SEK 271.14.

On June 17, 2004, the Board of AB Volvo decided to acquire through purchase on Stockholmsborsen (Stockholm Exchange) a maximum of 22,076,045 Series A and/or Series B shares, however, not to exceed a total purchase amount of SEK 4,300,000,000. After the repurchase, AB Volvo is in possession of a total of 6,930,246 series A shares and 16,095,797 series B shares. The total number of shares in AB Volvo consists of 138,604,945 series A shares and 302,915,940 series B shares.

For further information, please contact: Media Relations: Marten Wikforss, +46 66 11 27 or +46 705 59 11 49 Investor Relations: Fredrik Brunell, +46 31 66 11 91 or +46 705 59 10 91

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the U.S.

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http://www.waymaker.net/bitonline/2004/11/02/20041101BIT22070/wkr0001.pdf

CONTACT:  Volvo
          Marten Wikforss
          Media Relations
          +46 66 11 27 or +46 705 59 11 49

          Fredrik Brunell
          Investor Relations
          +46 31 66 11 91 or +46 705 59 10 91